Exhibit 99.1

Galmed Announces FDA Clearance of IND of Aramchol

for the Treatment of Fatty Liver Disorders

TEL AVIV, Israel—July 22, 2014—Galmed Pharmaceuticals Ltd. (Nasdaq:GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, announced today that the U.S. Food and Drug Administration, or the FDA, cleared Galmed’s Investigational New Drug, or IND, application. Such clearance will permit Galmed to conduct clinical trials of its product candidate, aramchol, in the United States for the treatment of fatty liver disorders. Galmed is initially developing aramchol for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH. According to scientific literature, NASH is a chronic disease that affects approxiately12% of the population in United States and in certain European Union nations and its prevalence is expected to increase in parallel with increased rates of obesity and diabetes. There are currently no approved drugs to treat NASH.

In connection with the FDA’s clearance of Galmed’s IND application, Galmed submitted a request to the FDA for the approval of a Fast Track Designation for aramchol. Fast Track Designation is a designation by the FDA that facilitates the development, and expedites the review, of drugs which treat a serious or life-threatening condition and fill an unmet medical need.

“We believe that the IND application clearance serves as an additional validation for our development program and will allow us to perform clinical studies for our primary indication, NASH, as well as additional proof of concept studies of aramchol in the United States in the future,” said Allen Baharaff, Galmed’s Chief Executive Officer. “We further believe that the indications we are seeking to address with aramchol are increasingly relevant public health issues as they are major causes of cardiovascular and liver-related morbidity and mortality, with no approved treatment currently available.”

Aramchol, a conjugate of cholic acid and arachidic acid, is a first in class member of a novel family of synthetic Fatty-Acid / Bile-Acid Conjugates or FABACs. FABACs are composed of endogenic compounds, orally administrated with potentially good safety and tolerability parameters.

As Galmed recently disclosed, Galmed intends to begin, later this year, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIb clinical trial of aramchol in 240 NASH patients who also suffer from obesity and insulin resistance. The trial will have two co-primary end-points: significant reduction of liver fat content measured by NMRS and resolution of inflammation measured by 2 biopsies at the beginning and end of the study. This planned Phase IIb clinical trial for aramchol in NASH patients is in accordance with the study design recommended by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency, deemed acceptable by Germany’s Bundesinstitut für Arzneimittel und Medizinprodukte, or BfArM, deemed satisfactory by France’s Agence Nationale de Sécurité du Médicament et des Produits de Santé, or ANSM, and confirmed as acceptable by the FDA. BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, this Phase IIb trial may serve as a basis for Phase III pivotal trials of aramchol.

To date, in a Phase IIa trial Galmed demonstrated that aramchol may reduce liver fat in a dose dependent manner, as evidenced by a statistically significant reduction of liver fat over a three-month treatment period of once-daily 300 mg doses of aramchol, and may induce positive trends of changes in several metabolic parameters. The trial’s primary efficacy end point was a reduction in liver fat content, without consideration of inflammation or fibrosis. The secondary efficacy end points measured differences between the aramchol-treated group and the placebo group with respect to alterations of liver enzyme levels, levels of adiponectin, homeostasis model assessment scores, and endothelial function. All endpoints were met and there were no notable changes in biochemical, hematological, cardiovascular or other safety parameters, or any observable serious or drug-related adverse events in the 58 patients who completed the trial either during the three-month treatment period or during the subsequent recovery period. Galmed further confirmed the appropriateness of a single daily dose of aramachol by pharmacokinetic analysis.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors,” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

US Investor Contact:

Andrew McDonald Ph.D.

LifeSci Advisors, LLC

646-597-6987

andrew@lifesciadvisors.com